UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TMC THE METALS COMPANY INC.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

Common Shares: 87261Y 106

(CUSIP Number)

Gerard Barron

c/o TMC the metals company Inc.

595 Howe Street, 10th Floor
Vancouver, British Columbia, Canada V6C2T5

(574) 252-9333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael L. Fantozzi, Esq.
Daniel T. Kajunski, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

February 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 87261Y 106	13D	Page 2 of 5

1	NAMES OF REPORTING PERSON Gerard Barron
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,654,997 shares of Common Shares[1]
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 18,654,997 shares of Common Shares[1]
	10	SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,654,997 shares of Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) [__] % of the Common Shares[2]
14	TYPE OF REPORTING PERSON IN

1	Consists of (i) 14,487,559 Common Shares, (ii) 4,078,044 Common Shares underlying options that are exercisable within 60 days of February 22, 2022, and (iii) 89,394 Common Shares underlying warrants. Does not include (i) up to 781,250 restricted stock units, each representing the right to receive one Common Share upon vesting, which vest in three equal annual installments beginning on November 22, 2024 and ending on November 22, 2024 and (ii) up to 12,113,741 Special Shares (which includes Special Shares underlying options) which automatically convert into Common Shares on a one for one basis, if on any twenty trading days within any thirty trading day period, the Common Shares trade for a price that is greater than or equal to the price threshold for such class of Special Shares.

2	Calculated based on 225,259,277 Common Shares issued and outstanding as of November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 15, 2021.

SCHEDULE 13D

CUSIP NO. 87261Y 106	13D	Page 3 of 5

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to the common shares, no par value (the “Common Shares”) of TMC the metals company Inc. (f/k/a Sustainable Opportunities Acquisition Corp.), a company existing under the laws of British Columbia (the “Issuer”), and amends the Schedule 13D filed with the Securities and Exchange Commission on September 9, 2021, as subsequently amended on October 7, 2021, on November 30, 2021 and on December 29, 2021 (the “Schedule 13D”), by Gerard Barron (the “Reporting Person”).

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following at the end thereof:

On February 9, 2022, the Reporting Person acquired 180,869 Common Shares as part of the Issuer’s short-term incentive plan.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

14,209,752 Common Shares beneficially owned by the Reporting Person were received in connection with the September 9, 2021 completion of the initial business combination (the “Business Combination”) of Sustainable Opportunities Acquisition Corp. (the former name of the Issuer) with DeepGreen Metals Inc., 34,000 Common Shares beneficially owned by the Reporting Person were subsequently acquired by the Reporting Person on September 30, 2021, 15,500 Common Shares beneficially owned by the Reporting Person were subsequently acquired by the Reporting Person on November 22, 2021, 47,438 Common Shares and warrants to purchase 89,394 Common Shares beneficially owned by the Reporting Person were subsequently acquired by the Reporting Person on December 24, 2021 and 180,869 Common Shares beneficially owned by the Reporting Person were subsequently acquired by the Reporting Person on February 9, 2022 .

The Reporting Person serves as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

SCHEDULE 13D

CUSIP NO. 87261Y 106	13D	Page 4 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person holds (i) 14,487,559 Common Shares and (ii) 4,078,044 Common Shares underlying options that are exercisable within 60 days of February 22, 2022, and (iii) 89,394 Common Shares underlying warrants to purchase Common Shares at $11.50 per share that are exercisable pursuant to that certain Warrant Agreement dated as of May 8, 2020 by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent. The Reporting Person also holds 2,275,334 Common Shares underlying options that vest as follows, subject to continued service through each vesting threshold: (i) 25% if the Issuer’s market capitalization equals or exceeds $3.0 billion; (ii) 35% if the Issuer’s market capitalization equals or exceeds $6.0 billion; (iii) 20% if the International Seabed Authority grants an exploitation contract to the Issuer; and (iv) 20% upon the commencement of the first commercial production following the grant of the exploitation contract. Excludes the Special Shares held by the Reporting Person. The Reporting Person also holds 781,250 restricted stock units, each representing the right to receive one Common Share upon vesting, granted to the Reporting Person on November 22, 2021 under the Issuer's 2021 Equity Incentive Plan, which vest in three equal annual installments beginning on November 22, 2022 and ending on November 22, 2024, subject to the continued service to the Issuer of the Reporting Person through the applicable vesting dates. The Reporting Person also has the right to purchase up to 12,113,741 Special Shares (which includes Special Shares underlying options) which automatically convert into Common Shares on a one for one basis, if on any twenty trading days within any thirty trading day period, the Common Shares trade for a price that is greater than or equal to the price threshold for such class of Special Shares.

The Reporting Person is a party to the Amended and Restated Registration Rights Agreement, dated as of September 9, 2021, by and among the Issuer, Sustainable Opportunities Holdings LLC (the “Sponsor”), certain holders of the Sponsor and certain holders of DeepGreen (the “DeepGreen Securityholders”) (the “Registration Rights Agreement”), pursuant to which, among other things, the initial shareholders and the DeepGreen Securityholders (a) agreed not to effect any sale or distribution of certain securities of the Issuer held by them during the lock-up periods described therein and (b) were granted certain customary registration rights, including demand, piggy-back and shelf registration rights. Notably, certain shares held by the initial holders shall not be offered, sold, pledged or distributed for periods of six months or twelve months, as applicable, and certain shares held by the DeepGreen Securityholders shall not be offered, sold, pledged or distributed for periods of six months or two years, as applicable, subject to the exceptions described in the Registration Rights Agreement. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

SCHEDULE 13D

CUSIP NO. 87261Y 106	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2022	/s/ Gerard Barron